                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          BEIJING MED-PHARM CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    077255107
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    David Gao
                             Chief Executive Officer
                          Beijing Med-Pharm Corporation
                        600 W. Germantown Pike, Suite 400
                      Plymouth Meeting, Pennsylvania 19462
                                 (610) 940-1675
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 20, 2006
-------------------------------------------------------------------------------
             (Date Of Event Which Requires Filing Of This Statement)


If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.


                              (Page 1 of 6 Pages)

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CUSIP No. 077255107                    13D                   Page 2 of 2 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Abacus Investments Limited
     EIN:
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     BK

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Abacus Investments Limited is organized under the laws of Bermuda

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,807,484 Shares of Common Stock*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         8,807,484 Shares of Common Stock*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,807,484 Shares of Common Stock*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.02%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________


* Includes 166,650 warrants to acquire shares of common stock, exercisable as of December 20, 2006.

** Based on 26,672,018 outstanding shares of common stock as of December 20, 2006 (as reported in the Form 10-Q filed by Beijing Med-Pharm Corporation with the Securities and Exchange Commission on November 14, 2006 and including 3,333,306 shares of common stock issued on December 20, 2006 and 166,650 immediately exercisable warrants to acquire shares of common stock issued to Abacus Investments Limited on December 20, 2006), calculated pursuant to Rule 13d-3 promulgated in the Securities Exchange Act of 1934.


                              (Page 2 of 6 Pages)

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Item 1. Security and Issuer

      This Amendment No. 1 (the "Amendment") amends the Schedule 13D, dated February 3, 2004, (the "Schedule 13D"), filed by Abacus Investments Limited ("Abacus") relating to the common stock, par value $0.001 per share ("Common Stock"), of Beijing Med-Pharm Corporation, a corporation organized under the laws of the State of Delaware (the "Company"). The principal executive office of the Company is located at 600 W. Germantown Pike, Suite 400, Plymouth Meeting, Pennsylvania 19462. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 2. Identity and Background

      This statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by the persons listed below (the "Reporting Persons").

      (a) This Schedule 13D is being filed by Abacus Investments Limited.

      (b) The address of the principal office of Abacus is 14 Par-la-Ville Road, P.O. Box HM 2958, Hamilton HM MX, Bermuda. Abacus is a holding company for investments.

      (c) Attached as Schedule A is the name, principal occupation (where applicable), business address and citizenship of each executive officer and/or director of Abacus. Schedule A is incorporated into and made a part of this
Schedule 13D.

      (d) During the last five years, neither Abacus nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither Abacus nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Abacus is organized under the laws of Bermuda. Schedule A sets forth the citizenship of each executive officer and/or director of Abacus.

Item 3. Source and Amount of Funds or Other Consideration

      In February 2004, the Company issued 7,807,509 shares of Common Stock to Abacus in exchange for Abacus' 100% interest in Beijing Med-Pharm Market Calculating Co. Ltd., a company organized under the laws of the Republic of China. After the February 3, 2004 transaction, Abacus was the beneficial owner of 7,807,509 shares of Common Stock which constituted approximately 33.7% of the Company's 23,154,562 issued and outstanding shares of Common Stock based on information contained in a Form 10-Q filed by the Company with the SEC on August 14, 2006.

            On December 20, 2006, the Company sold 833,325 shares of Common Stock and 166,650 warrants to aquire Common Stock (the "Warrants") to Abacus for $3,750,000 in a private placement transaction (the "Transaction"). The Warrants expire on the earliest of (a) December 20, 2011, (b) a change of control of the Company and (c) 45 days after written notice is delivered to the holders of the Warrants that the Common Stock of the Company has traded at a price in excess of 200% of the then-stated exercise price of the Warrants for 20 consecutive trading days. Abacus financed the purchase of the Common Stock and Warrants through a loan from Standard Chartered Bank.

            Item 4. Purposes of Transactions

      Abacus entered into the Transaction to acquire additional shares of the Common Stock and Warrants of the Company for investment purposes. At this time, none of Abacus or, to its knowledge, any of its respective directors or executive officers have plans to acquire or dispose of the Company's securities. At this time, none of Abacus or, to its knowledge, any of its respective directors or executive officers, have plans or proposals to implement any plans or proposals with respect to any material change of the Company's business or corporate structure or, generally, any other action referred to in instructions
(a) through (j) of Item 4 to Schedule 13D.


                              (Page 3 of 6 Pages)

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Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof, Abacus is the beneficial owner of 8,807,484 shares of Common Stock (including 166,650 shares of Common Stock underlying the Warrants), which constitutes approximately 33.02% of the Company's 26,672,018 issued and outstanding shares of Common Stock, based on information contained in a Form 10-Q filed by the Company with the SEC on November 14, 2006 and based on the issuance of Common Stock and Warrants pursuant to the Transaction.

      (b) Abacus has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

      (c) Abacus has not effected any transaction in the shares of Common Stock of the Company in the past sixty days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Abacus.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

      None.

Item 7. Material to Be Filed as Exhibits

         Exhibit 1 Form of Subscription Agreement, dated December 20, 2006, by and between Beijing Med-Pharm Corporation and Abacus (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Beijing Med-Pharm Corporation and on December 21, 2006).

         Exhibit 2 Form of Warrant, dated December 20, 2006, by and between Beijing Med-Pharm Corporation and Abacus (incorporated by reference to Exhibit
4.2 to the Form 8-K filed by Beijing Med-Pharm Corporation and on December 21,
2006).


           [The remainder of this page is intentionally left blank.]


                              (Page 4 of 6 Pages)

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                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2006


                                      ABACUS INVESTMENTS LIMITED

                                      By: /s/ Robert A. Mulderig
                                          -------------------------------------
                                      Name: Robert A. Mulderig
                                      Title: Director



                              (Page 5 of 6 Pages)

                                   SCHEDULE A

                             Abacus Investments Ltd.


Name                     Position             Principal Occupation  Business Address            Citizenship
--------------------     -------------------  --------------------  --------------------------  --------------------
John F. Turben           Director/Chairman &  Managing Partner of   Kirtland Capital Partners   U.S.A.
                         CEO                  Kirtland Capital      3201 Enterprise Parkway
                                              Partners              Suite 200 Beachwood Ohio
                                                                    44122 USA

Sir John Craven          Director             Chairman of Fleming   Fleming Family & Partners   U.K. & Canada
                                              Family & Partners;    Ely House, 37 Dover Street
                                              Chairman of Lonmin    London W1S 4NJ England
                                              plc; and Chairman of
                                              Patagonia Gold plc

Robert Mulderig          Director/ Deputy     Chairman of Woodmont  14 Par-la-Ville Road        U.K.
                         Chairman             Management Ltd.       Hamilton, Bermuda HM 05

Deanna Didyk             Director             Managing Director of  14 Par-la-Ville Road        Canada
                                              Woodmont Management   Hamilton, Bermuda HM 05
                                              Ltd.

Helen Ann Chisholm       Assistant Secretary  Executive             Suite 708, Cogswell Tower   Canada
                                              Administrator of      2000 Barrington Street
                                              Maritime Corporate    Halifax, Nova Scotia
                                              Services Ltd.         Canada B3J 3K1

Laurie Rayner            Secretary            Senior Administrator  14 Par-la-Ville Road        U.K.
                                              of Woodmont           Hamilton, Bermuda HM 05
                                              Management Ltd.

NingNing Chang           Director             Director; Abacus      113 St. George's Square     Canada
                                              Investments Limited   London SW1V 3QP
                                                                    England

Philip A. Embiricos      Director             Director              Embiricos Shipbrokers Ltd.  Greece
                                                                    Commonwealth House
                                                                    19 New Oxford Street
                                                                    London WC1A 1NU
                                                                    England




                              (Page 6 of 6 Pages)